SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 10SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12 (b) or 12 (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                   SHAFT, INC.
             (Exact name of registrant as specified in its charter)


       Nevada                                                  87-0660287
(STATE OF INCORPORATION)                                (I.R.S. EMPLOYER ID NO.)

1981 E. Murray-Holladay Rd., Salt Lake City, Utah                 84117
(Address of principal executive offices)                        (Zip Code)

                                 (801)272-9294
                        (REGISTRANT'S TELEPHONE NUMBER)

         SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (g) OF THE
                                  ACT: 702,755

         SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12 (b) OF THE
                                   ACT: NONE

Title of each class                               Name of each exchange on which
To be so registered                               Each class is to be registered
Common stock: $0.001 Par value                                N/A

THE AGGREGATE MARKET VALUE OF THE VOTING STOCK HELD BY NON-AFFILIATES OF THE REGISTRATION WAS $0.001 AS OF SEPTEMBER 30, 2000.

SHARES OF COMMON STOCK OUTSTANDING AS OF SEPTEMBER 30, 2000:           702,755

Part I
Item 1

Description of Business

     SHAFT, INC., (hereinafter "The Company") was originally incorporated on March 9, 1990 as Buckaroom, Inc., pursuant to the Nevada Business Corporation Act. Its original Articles of Incorporation provided for authorized capital of Twenty- five hundred (2500) shares of common stock with a $0.25 par value. On July 3, 2000, the shareholders of the Company approved an amendment to the Articles of Incorporation changing the authorized capital to one hundred million (100,000,000) shares of common stock with a par value of $0.001 (1 mill) per share and providing for an two hundred to one forward split of the outstanding shares. The amended Articles were filed with the State of Nevada on July 21, 2000.The Company was formed with the stated purpose of conducting any lawful business activity. However, the contemplated purpose was to engage in investment and business development operations related to mineral research and exploration. In pursuing its activities the Company raised approximately $28,425 through the sale of common stock to evaluate a possible mining venture. After review of all reports by a geologist and subsequent field examinations, it was determined that the Company did not have the resources to pursue the project and all attempts to engage in business ended before 1992, and the Company became dormant.

     The Company never engaged in an active trade or business throughout the period from inception through 1999. In June of 2000, the directors determined that the Company should become active and reinstated the Company with the State of Nevada, and began seeking potential operating businesses and business opportunities with the intent to acquire or merge with such businesses. The Company is considered a development stage company and, due to its status as a "shell" corporation, its principal business purpose is to locate and consummate a merger or acquisition with a private entity. Because of the Company's current status having no assets and no recent operating history, in the event the Company does successfully acquire or merge with an operating business opportunity, it is likely that the Company's present shareholders will experience substantial dilution and there will be a probable change in control of the Company.

     The Company is voluntarily filing its registration statement on Form 10-SB in order to make information concerning itself more readily available to the public. Management believes that being a reporting company under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), could provide a prospective merger or acquisition candidate with additional information concerning the Company. In addition, management believes that this might make the Company more attractive to an operating business opportunity as a potential business combination candidate. As a result of filing its registration statement, the Company is obligated to file with the Commission certain interim and periodic reports including an annual report containing audited financial statements. The Company intends to continue to voluntarily file these periodic reports under the Exchange Act even if its obligation to file such reports is suspended under applicable provisions of the Exchange Act.

     Any target acquisition or merger candidate of the Company will become subject to the same reporting requirements as the Company upon consummation of any such business combination. Thus, in the event that the Company successfully completes an acquisition or merger with another operating business, the resulting combined business must provide audited financial statements for at least the two most recent fiscal years or, in the event that the combined operating business has been in business less than two years, audited financial statements will be required from the period of inception of the target acquisition or merger candidate.

     The Company's principal executive offices are located at: 1981 E. Murray-Holladay Rd., Salt Lake City, Utah 84117.

Business of Issuer

     The Company has no recent operating history and no representation is made, nor is any intended, that the Company will be able to carry on future business activities successfully. Further, there can be no assurance that the Company will have the ability to acquire or merge with an operating business, business opportunity or property that will be of material value to the Company. Management plans to investigate, research and, if justified, potentially acquire or merge with one or more businesses or business opportunities. The Company currently has no commitment or arrangement, written or oral, to participate in any business opportunity and management cannot predict the nature of any potential business opportunity it may ultimately consider. Management will have broad discretion in its search for and negotiations with any potential business or business opportunity.

Sources of Business Opportunities

     The Company intends to use various sources in its search for potential business opportunities including its officers and directors, consultants, special advisors, securities broker-dealers, venture capitalists, members of the financial community and others who may present management with unsolicited proposals. Because of the Company's lack of capital, it may not be able to retain a fee based professional firm specializing in business acquisitions and reorganizations. Rather, the Company will most likely have to rely on outside sources, not otherwise associated with the Company, that will accept their compensation only after the Company has finalized a successful acquisition or merger. To date, the Company has not engaged nor any prospective consultants for these purposes. The Company does not intend to restrict its search to any specific entered into any definitive agreements nor understandings regarding retention of any consultant to assist the Company in its search for business opportunities, nor is management presently in a position to actively seek or retain kind of industry or business. The Company may investigate and ultimately acquire a venture that is in its preliminary or development stage, is already in operation, or in various stages of its corporate existence and development. Management cannot predict at this time the status or nature of any venture in which the Company may participate. A potential venture might need additional capital or merely desire to have its shares publicly traded. The most likely scenario for a possible business arrangement would involve the acquisition of, or merger with, an operating business that does not need additional capital, but which merely desires to establish a public trading market for its shares. Management believes that the Company could provide a potential public vehicle for a private entity interested in becoming a publicly held corporation without the time and expense typically associated with an initial public offering.

Evaluation

         Once the Company has identified a particular entity as a potential acquisition or merger candidate, management will seek to determine whether acquisition or merger is warranted or whether further Investigation is necessary. Such determination will generally be based on management's knowledge and experience, or with the assistance of outside advisors and consultants evaluating the preliminary information available to them. Management may elect to engage outside independent consultants to perform preliminary analysis of potential business opportunities. However, because of the Company's lack of capital it may not have the necessary funds for a complete and exhaustive investigation of any particular opportunity. In evaluating such potential business opportunities, the Company will consider, to the extent relevant to the specific opportunity, several factors including potential benefits to the
Company and its shareholders; working capital, financial requirements and availability of additional financing; history of operation, if any; nature of present and expected competition; quality and experience of management; need for further research, development or exploration; potential for growth and expansion; potential for profits; and other factors deemed relevant to the specific opportunity. Because the Company has not located or identified any specific business opportunity as of the date hereof, there are certain unidentified risks that cannot be adequately expressed prior to the identification of a specific business opportunity. There can be no assurance following consummation of any acquisition or merger that the business venture will develop into a going concern or, if the business is already operating, that it will continue to operate successfully. Many of the potential business opportunities available to the Company may involve new and untested products, processes or market strategies which may not ultimately prove successful.

Form of Potential Acquisition or Merger

         Presently, the Company cannot predict the manner in which it might participate in a prospective business opportunity. Each separate potential opportunity will be reviewed and, upon the basis of that review, a suitable legal structure or method of participation will be chosen. The particular manner in which the Company participates in a specific business opportunity will depend upon the nature of that opportunity, the respective needs and desires of the Company and management of the opportunity, and the relative negotiating strength of the parties involved. Actual participation in a business venture may take the form of an asset purchase, lease, joint venture, license, partnership, stock purchase, reorganization, merger or consolidation. The Company may act directly or indirectly through an interest in a partnership, corporation, or other form of organization, however, the Company does not intend to participate in opportunities through the purchase of minority stock positions.

     Because of the Company's current status and recent inactive status for the prior eight years, and its concomitant lack of assets or relevant operating history, it is likely that any potential merger or acquisition with another operating business will require substantial dilution of the Company's existing shareholders. There will probably be a change in control of the Company, with the incoming owners of the targeted merger or acquisition candidate taking over control of the Company. Management has not established any guidelines as to the amount of control it will offer to prospective business opportunity candidates, since this issue will depend to a large degree on the economic strength and desirability of each candidate, and correspondent ending relative bargaining power of the parties. However, management will endeavor to negotiate the best possible terms for the benefit of the Company's shareholders as the case arises.

     Management does not have any plans to borrow funds to compensate any persons, consultants, promoters, or affiliates in conjunction with its efforts to find and acquire or merge with another business opportunity. Management does not have any plans to borrow funds to pay compensation to any prospective business opportunity, or shareholders, management, creditors, or other potential parties to the acquisition or merger. In either case, it is unlikely that the Company would be able to borrow significant funds for such purposes from any conventional lending sources. In all probability, a public sale of the Company's securities would also be unfeasible, and management does not contemplate any form of new public offering at this time. In the event that the Company does need to raise capital, it would most likely have to rely on the private sale of its securities. Such a private sale would to available exemptions, if any applies. However, no private sales are contemplated by the Company's management at this time. If a private sale of the Company's securities is deemed appropriate in the future, management will endeavor to acquire funds on the best terms available to the Company. However, there can be no assurance that the Company will be able to obtain funding when and if needed, or that such funding, if available, can be obtained on terms reasonable or acceptable to the Company. Although not presently anticipated by management, there is a remote possibility that the Company might sell its securities to its management or affiliates.

     In the event of a successful acquisition or merger, a finder's fee, in the form of cash or securities of the Company, may be paid to persons instrumental in facilitating the transaction. The Company has not established any criteria or limits for the determination of a finder's fee, although most likely an appropriate finder's fee will be negotiated between the parties, including the potential business opportunity candidate, based upon economic considerations and reasonable value as estimated and mutually agreed at that time. A finder's fee would only be payable upon completion of the proposed acquisition or merger in the normal case, and management does not contemplate any other arrangement at this time. Management has not actively undertaken a search for, nor retention of, any finder's fee arrangement with any person. It is possible that a potential merger or acquisition candidate would have its own finder's fee arrangement, or other similar business brokerage or investment banking arrangement, whereupon the terms may be governed by a pre-existing contract; in such case, the Company may be limited in its ability to affect the terms of compensation, but most likely the terms would be disclosed and subject to approval pursuant to submission of the proposed transaction to a vote of the Company's shareholders. Management cannot predict any other terms of a finder's fee arrangement at this time. It would be unlikely that a finder's fee payable to an affiliate of the Company would be proposed because of the potential conflict of interest issues. If such a fee arrangement was proposed, independent management and directors would negotiate the best terms available to the Company so as not to compromise the fiduciary duties of the affiliate in the proposed transaction, and the Company would require that the proposed arrangement would be submitted to the shareholders for prior ratification in an appropriate manner.

     Management does not contemplate that the Company would acquire or merge with a business entity in which any affiliates of the Company have an interest. Any such related party transaction, however remote, would be submitted for approval by an independent quorum of the Board of Directors and the proposed transaction would be submitted to the shareholders for prior ratification in an appropriate manner. None of the Company's managers, directors, or other affiliated parties have had any contact, discussions, or other understandings regarding any particular business opportunity at this time, regardless of any potential conflict of interest issues. Accordingly, the potential conflict of interest is merely a remote theoretical possibility at this time.

     Rights of Shareholders

     It is presently anticipated by management that prior to consummating a possible acquisition or merger, the Company will seek to have the transaction ratified by shareholders in the appropriate manner. Most likely, this would require a general or special shareholder's meeting called for such purpose, wherein all shareholder's would be entitled to vote in person or by proxy. In the notice of such a shareholder's meeting and proxy statement, the Company will provide shareholders complete disclosure documentation concerning a potential acquisition of merger candidate, including financial information about the target and all material terms of the acquisition or merger transaction.

Competition

     Because the Company has not identified any potential acquisition or merger candidate, it is unable to evaluate the type and extent of its likely competition. The Company is aware that there are several other public companies with only nominal assets that are also searching for operating businesses and other business opportunities as potential acquisition or merger candidates. The Company will be in direct competition with these other public companies in its search for business opportunities and, due to the Company's lack of funds, it may be difficult to successfully compete with these other companies.

     As of the date hereof, the Company does not have any employees and has no plans for retaining employees until such time as the Company's business warrants the expense, or until the Company successfully acquires or merges with an operating business. The Company may find it necessary to periodically hire part-time clerical help on an as-needed basis.

Facilities

     The Company is currently using as its principal place of business the offices of its transfer agent located in Salt Lake City, Utah. Although the Company has no written agreement and pays no rent for the use of this facility, it is contemplated that at such future time as an acquisition or merger transaction may be completed, the Company will secure commercial office space from which it will conduct its business. Until such an acquisition or merger, the Company lacks any basis for determining the kinds of office space or other facilities necessary for its future business. The Company has no current plans to secure such commercial office space. It is also possible that a merger or acquisition candidate would have adequate existing facilities upon completion of such a transaction, and the Company's principal offices may be transferred to such existing facilities.

Industry Segments

     No information is presented regarding industry segments. The Company is presently a development stage company seeking a potential acquisition of or merger with a yet to be identified business opportunity. Reference is made to the statements of income included herein in response to Part F/S of this Form 10-SB, for a report of the Company's operating history for the past two fiscal years.

Item 2. Management's Discussion and Analysis or Plan of Operation

     The Company is considered a development stage company with no assets or capital and with no operations or income since inception. The costs and expenses associated with the preparation and filing of this registration statement and other operations of the Company have been paid for by two shareholders and directors of the Company, specifically David Williams and Jennifer Harris (see
Part I Item 4,"Security Ownership of Certain Beneficial Owners and Management" and Part II Item 4, "Recent Sales of Unregistered Securities"). It is anticipated that the Company will require only nominal capital to maintain the corporate viability of the Company and necessary funds will most likely be provided by the Company's existing shareholders or its officers and directors in the immediate future. However, unless the Company is able to facilitate an acquisition of or merger with an operating business or is able to obtain significant outside financing, there is substantial doubt about its ability to continue as a viable corporation.

     In the opinion of management, inflation has not and will not have a material effect on the operations of the Company until such time as the Company successfully completes an acquisition or merger. At that time, management will evaluate the possible effects of inflation on the Company as it relates to its business and operations following a successful acquisition or merger.

Plan of Operation

     During the next twelve months, the Company will actively seek out and investigate possible business opportunities with the intent to acquire or merge with one or more business ventures. In its search for business opportunities, management will follow the procedures outlined in Item I above. Because the Company lacks finds, it may be necessary for the officers and directors to either advance funds to the Company or to accrue expenses until such time as a successful business consolidation can be made. Management intends to hold expenses to a minimum and to obtain services on a contingency basis when possible. Further, the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. However, if the Company engages outside advisors or consultants in its search for business opportunities, it may be necessary for the Company to attempt to raise additional funds.

     As of the date hereof, the Company has not made any arrangements or definitive agreements to use outside advisors or consultants or to raise any capital. In the event the Company does need to raise capital most likely the only method available to the Company would be the private sale of its securities. Because of the nature of the Company as a development stage company, it is unlikely that it could make a public sale of securities or be able to borrow any significant sum, from either a commercial or private lender. There can be no assurance that the Company will be able to obtain additional funding when and if needed, or that such funding, if available, can be obtained on terms acceptable to the Company.

     The Company does not intend to use any employees, with the possible exception of part-time clerical assistance on an as-needed basis. Outside advisors or consultants will be used only if they can be obtained for minimal cost or on a deferred payment basis. Management is confident that it will be able to operate in this manner and to continue its search for business opportunities during the next twelve months.

Item 3.        Description of Property

     The information required by this Item 3 is not applicable to this Form 10-SB due to the fact that the Company does not own or control any material property.

 Item 4.          Security Ownership of Certain Beneficial Owners and Management

     The following table sets forth information, to the best knowledge of the Company as of September 30, 2000, with respect to each person known by the Company to own beneficially more than 5% of the Company's outstanding common stock, each director of the Company and all directors and officers of the Company as a group.

Name and Address                      Amount and Nature of              Percent
Beneficial Owner                      Beneficial Ownership              of Class
----------------                      --------------------              --------
David Williams (Pres/Dir)*                  103,755                        14.8%
50 Chardonnay
Irvine, Ca.92614

Christina Williams (Sec/Dir)*                 2,500                         0.5%
50 Chardonnay
Irvine, Ca 92614

Jennifer Harris (Dir)                       102,500                        14.6%
944 E. Olympus Cove
Salt Lake City, Utah 84117

Joey May                                     60,000                         8.5%
449 Bryan
Salt Lake City, Utah 84106

Richard Godfrey                              50,000                         7.1%
8530 Kings Cove Drive
Salt Lake City, Ut. 84121

All officers and
directors as a group                        208,755                        29.9%
*Father & daughter.

Item 5

Directors, Executive Officers, Promoters and Control Persons

The Directors and Executive Officers of the Company are as follows:

                                                                                Position
Name                       Age                   Title                          Held Since

David Williams             55               President and Director              6/15/2000

Christina Williams         23               Secretary/Treasurer/Dir             6/15/2000

Jennifer Harris            29               Director                            6/15/2000

Greg Arnold                70               President and Director              4/6/1991 thru
                                                                                6/15/2000

Scott Arnold               45               Secretary/Treasurer/Dir             4/6/1991 thru
                                                                                6/15/1991

All directors hold office until the next annual meeting of stockholders and until their successors have been duly elected and qualified. There are no agreements with respect to the election of directors. The Company has not compensated its directors for service on the Board of Directors or any committee thereof. As of the date hereof, no director has accrued any expenses or compensation. Officers are appointed annually by the Board of Directors and each executive officer serves at the discretion of the Board of Directors. The Company does not have any standing committees at this time.

     No director, Officer, affiliate or promoter of the Company has, within the past five years, filed any bankruptcy petition, been convicted in or been the subject of any pending criminal proceedings, or is any such person the subject or any order, judgment or decree involving the violation of any state or federal securities laws.

     The business experience of each of the persons listed above during the past five years is as follows:

David Williams: Director and President

     Mr. Williams, since 1997, has been Management Director of Housekeeping for Windsor Hotels of Los Angeles, California. Prior to that he was Management Director of Housekeeping for Sheraton Hotels in San Diego, Long Beach, and Los Angeles California from 1985 to 1997 and the same for the Sheraton Hotel in Salt Lake City, Utah from 1983 to 1985.

Christina Williams: Director, Treasurer/Secretary

     Ms. Williams is presently a full time student in business management and, since July of 2000, has been a part time secretary and bookkeeper for a civil engineer. Prior to that she was a part time manager for a retail store.

Jennifer Harris: Director

     Ms. Harris is presently a homemaker. From 1997 to 1999 she worked as a business clerk at LDS Hospital in Salt Lake City, Utah. Prior to that she attended Ocean Community College for two years but received no degree.

Greg Arnold: Former President and Director

     Mr. Arnold has been retired since 1992. Prior to that he was a business management consultant to mining engineers for many years. In this capacity he assisted mining engineers in structuring their businesses to operate in a businesslike manner.

Scott Arnold: Former Secretary, Treasurer, and Director

     Mr. Arnold, since 1985 has been in the mining equipment retail sales business, presently being a sales manager. In such position his duties include his traveling to the mining sites of prospective purchasers to evaluate such purchaser's need for specific equipment. Mr. Arnold holds a Bachelor's degree id business from Arizona State University.

Item 6.       Executive Compensation

     The Company has not had a bonus, profit sharing, or deferred compensation plan for the benefit of its employees, officers or directors. The Company has not paid any salaries or other compensation to its officers, directors or employees for the years ended December 31, 1998 and 1999, nor at any time during 2000. Further, the Company has not entered into an employment agreement with any of its officers, directors or any other persons and no such agreements are anticipated in the immediate future. It is intended that the Company's directors will defer any compensation until such time as an acquisition or merger can be accomplished and will strive to have the business opportunity provide their remuneration. As of the date hereof, no person has accrued any compensation from the Company.

Item 7.        Certain Relationships and Related Transactions

         In July of 2000, in a private transaction, the Company sold 3755, 2500, and 2500 shares to David Williams, Christina Williams and Jennifer Harris, respectively, to cover in order to fund certain expenses of the Company. In September of 2000, in a private transaction, the Company sold 100,000 shares each to David Williams and Jennifer Harris in order to pay outstanding payables and pay for the costs of filing this registration. Aside from those transactions, during the Company's last two fiscal years, there have not been any transactions between the Company and any officer, director, nominee for election as director, or any shareholder owning greater than five percent (5%) of the Company's outstanding shares, nor any member of the above referenced individuals' immediate family.

Item 8.        Description of Securities

Common Stock

The Company is authorized to issue 100,000,000 shares of common stock, Par Value $0.001, of which 702,755 shares are issued and outstanding as of the date hereof. All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each share of common stock entitles the holder thereof to (i) one non-cumulative vote for each share held of record on all matters submitted to a vote of the stockholders; (ii) to participate equally and to receive any and all such dividends as may be declared by the Board of Directors out of funds legally available therefor; and (iii) to participate pro rata in any distribution of assets available for distribution upon liquidation of the Company. Stockholders of the Company have no pre-emptive rights to acquire additional shares of common stock or any other securities. The common stock is not subject to redemption and carries no subscription or conversion rights. All outstanding shares of common stock are fully paid and non-assessable.

Preferred Stock

The Company does not have any preferred stock, authorized or issued.


PART  II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

         No shares of the Company's common stock have previously been registered with the Securities and Exchange Commission (the "Commission") or any state securities agency or authority.

          The Company is not aware of any established trading market for its common stock nor is there any record of any reported trades in the public market in recent years. The Company's common stock has never traded in a public market.

     The Company's common shares are subject to the provisions of Section 15(g) and Rule 15g-9 of the Securities Exchange Act of 1934, as amended (the 'Exchange Act"), commonly referred to as the "penny stock" rule. Section 15(g) sets forth certain requirements for transactions in penny stocks and Rule 15g9(d)(1) incorporates the definition of penny stock as that used in Rule 3a5l-l of the Exchange Act. The Commission generally defines penny stock to be any equity security that has a market price less than $5.00 per share, subject to certain exceptions. Rule 3a5l-l provides that any equity security is considered to be a penny stock unless that security is: registered and traded on a national securities exchange meeting specified criteria set by the Commission; authorized for quotation on The NASDAQ Stock Market; issued by a registered investment company; excluded from the definition on the basis of price (at least $5.00 per share) or the issuer's net tangible assets; or exempted from the definition by the Commission. If the Company's shares are deemed to be a penny stock, trading in the shares will be subject to additional sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors, generally persons with assets in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 together with their spouse. For transactions covered by these rules, broker-dealers must make a special suitability determination for the purchase of such securities and must have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the first transaction, of a risk disclosure document relating to the penny stock market. A broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information for the penny stocks held in the account and information on the limited market in penny stocks. Consequently, these rules may restrict the ability of broker dealers to trade and/or maintain a market in the Company's common stock and may affect the ability of shareholders to sell their shares.

         As of September 30, 2000 there were 27 holders of record of the Company's common stock. As of the date hereof, the Company has issued and outstanding 702,755 shares of common stock. Of this total, all shares, excepting those issued to in July and September of 2000, were issued in transactions more than two years ago. (A forward 200-for-1 stock split occurred on July 21, 2000 increasing the number of shares held by existing shareholders, which is not deemed a "new" issuance.) Thus, all but 208,755 shares were issued more than two years ago and may be sold or otherwise transferred without restriction pursuant to the terms of Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Act"), unless held by an affiliate or controlling shareholder of the Company. These 208,755 shares were sold less than two years ago and are what is commonly known as "restricted securities". As such they may not be resold except pursuant to an effective registration statement or an applicable exemption from registration. The remaining 494,000 shares are deemed free from restrictions and may be sold and/or transferred without further registration under the Act.

Transfer Agent & Dividend Policy

     The Company has designated Interwest Transfer Company, Inc., 1981 E. Murray Holliday Road, Salt Lake City, Utah 84117, (801) 272-9294 its transfer agent.

         The Company has not declared or paid cash dividends or made distributions in the past, and the Company does not anticipate that it will pay cash dividends or make distributions in the foreseeable future. The Company currently intends to retain and reinvest future earnings, if any, to finance its operations.

Item 2.       Legal Proceedings

     The Company is currently not a party to any material pending legal proceedings and no such action by, or to the best of its knowledge, against the Company has been threatened.


Item 3.       Changes in and Disagreements with Accountants

     Item 3 is not applicable to this Form 10-SB.

Item 4.       Recent Sales of Unregistered Securities

     In July of 2000, in a private transaction, the Company sold 3755, 2500, and 2500 shares to David Williams, Christina Williams and Jennifer Harris, respectively, to cover in order to fund certain expenses of the Company. In September of 2000, in a private transaction, the Company sold 100,000 shares each to David Williams and Jennifer Harris in order to pay outstanding payables and pay for the costs of filing this registration. The transactions are deemed exempt pursuant to Section 4(2) of the Act.

     All other issues of securities by the Company were made more than three years ago.

Item 5.       Indemnification of Directors and Officers

     The Company's Articles and By-Laws provide for indemnification for liability, including expenses incurred in connection with a claim of liability arising from having been an officer or director of the Company for any action alleged to have been taken or omitted by any such person acting as an officer or director, not involving gross negligence or willful misconduct by such person.

     Section 78.751 of the Nevada General Corporation Law allows the Company to indemnify any person who was or is threatened to made party to any threatened, pending, or completed action, suit or proceeding, by reason of the fact that he or she is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee, or agent of any corporation, partnership, joint venture, trust or other enterprise. The Company's By- Laws provide that such a person shall be indemnified and held harmless to the fullest extent provided by Nevada law.


PART F/S

Financial Statements and Supplementary Data

     The Company's financial statements for the years ended December 31, 1999, 1998, and the period March 9, 1990 (date of inception) to September 30, 2000, have been examined to the extent indicated in the reports by Andersen Andersen and Strong, L.C., Certified Public Accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included herein, on the following eight (8) pages, in response to Part F/S of this Form 10-SB.

                        ANDERSEN ANDERSEN & STRONG, L.C.
                        --------------------------------
             Certified Public Accountants and Business Consultants
              941 East 3300 South, Suite 202 Telephone 801 486-0096
                           Salt Lake City, Utah 84106
                                Fax 801 486-0098


Board of Directors
Shaft, Inc.
Salt Lake City, Utah

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have audited the accompanying balance sheet of Shaft, Inc. ( development stage company) at December 31, 1999 and the related statements of operations, stockholders' equity, and cash flows for the years ended December 31, 1999, and 1998 and the period March 9, 1990 (date of inception) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shaft, Inc. at December 31, 1999 and the results of operations, and cash flows for the years ended December 31, 1999, and 1998 and the period March 9 1990 (date of inception) to December 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is in the development stage and will need additional working capital for its planned activity, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in Note 4 . These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                                      Andersen Andersen & Strong

August 10, 2000
Salt Lake City, Utah

                        ANDERSEN ANDERSEN & STRONG, L.C.
                        --------------------------------
             Certified Public Accountants and Business Consultants
              941 East 3300 South, Suite 202 Telephone 801 486-0096
                           Salt Lake City, Utah 84106
                                Fax 801 486-0098





          REPORT ON REVIEW BY INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


Board of Directors
Shaft, Inc.
Salt Lake City, Utah

We have reviewed the balance sheet of Shaft, Inc. (development stage company) at September 30, 2000, the related statements of operations, stockholders' equity, and cash flows for the nine months ended September 30, 2000 and the period March 9, 1990 (date of inception) to September 30, 2000. These financial statements are the responsibility of the company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

                                                      Andersen Andersen & Strong

Salt Lake City, Utah
October 17, 2000




                                                    SHAFT, INC.
                                                  BALANCE SHEETS
                                    September 30, 2000 and December 31, 1999

-------------------------------------------------------------------------------------------------------------------


                                                                                   (Unaudited)
                                                                                    Sept 30,          Dec 31,
                                                                                      2000             1999
                                                                                     ------           ------

ASSETS

CURRENT ASSETS

   Cash                                                                             $    -            $    -
                                                                                    ---------          --------

        Total Current Assets                                                        $    -            $    -
                                                                                    =========          ========


LIABILITIES AND STOCKHOLDERS'
   EQUITY

CURRENT LIABILITIES

   Accounts payable                                                                 $     -           $     -
                                                                                    ---------          --------

       Total Current Liabilities                                                          -                 -
                                                                                    ---------          --------

STOCKHOLDERS' EQUITY

   Common stock
       100,000,000 shares authorized at $0.001 par value;
       702,755 issued and outstanding on September 30, 2000;
       494,000 on December 31, 1999                                                       703               494

   Capital in excess of par value                                                      54,477            35,931

   Accumulated deficit during the development stage                                   (55,180)          (36,425)
                                                                                    ---------         --------

       Total Stockholders' Equity                                                         -                -
                                                                                    ---------         ---------

                                                                                    $     -           $    -
                                                                                    =========         =========


              The accompanying notes are an integral part of these
                             financial statements.





                                                          SHAFT,  INC.
                                                     STATEMENT OF OPERATIONS
                                      For the Nine Months Ended September 30, 2000 and the
                                                 Years Ended December 31, 1999,  and 1998
                               and the period March 9, 1990 (date of inception) to September 30, 2000
---------------------------------------------------------------------------------------------------------------------------------




                                                            (Unaudited)                                           Period
                                                              Sept  30,      Dec 31,      Dec 31,               Mar 9 1990
                                                                2000          1999         1998            to Sept 30, 2000
                                                               ------        -----        ------           ----------------

REVENUES                                                    $      -        $     -      $    -                $      -

EXPENSES                                                       18,755             -           -                    55,180
                                                            ---------      ---------     ---------             ----------

NET LOSS                                                    $ (18,755)      $     -      $    -                $  (55,180)
                                                            ==========      =========    =========             ----------






NET LOSS PER COMMON
   SHARE

       Basic                                                $    (.04)       $     -     $    -
                                                            ---------        --------    --------



AVERAGE OUTSTANDING
   SHARES

        Basic                                                 496,600         494,000     494,000
                                                             --------        ---------   --------













              The accompanying notes are an integral part of these
                             financial statements.




                                                          SHAFT,  INC.
                                          STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                 Period March 9, 1990 (date of inception) to September 30, 2000

-------------------------------------------------------------------------------------------------------------------


                                                                                           Capital in
                                                            Common Stock                   Excess of           Accumulated
                                                       Shares            Amount            Par Value            Deficit
                                                     ---------         ---------          ------------        -------------

Balance March 9, 1990 (date of inception)                  -           $     -            $       -            $      -

Issuance of common stock for services at $.05 -
   July 18, 1991                                       160,000               160                 7,840                -

Issuance of common stock for cash at $.09 -
   August 13, 1991                                     225,000               225                20,025                -

Issuance of common stock for cash at $.075
    September 8, 1991                                   63,000                63                 4,662                -

Issuance of common stock for cash at $.075
   September 17, 1991                                   46,000                46                 3,404                -

Net operating loss for the year ended
   December  31, 1991                                     -                  -                   -                (36,425)


Balance December 31, 1999                              494,000               494                35,931            (36,425)

Issuance of common stock for cash at $1.00
   July 10, 2000                                         8,755                 9                 8,746                -

Issuance of common stock for expenses paid by
   related parties at $.05 - September 28, 2000        200,000               200                 9,800                -

Net operating loss for the nine months
    ended September 30, 2000                               -                 -                    -               (18,755)


Balance September 30, 2000                             702,755         $     703          $     54,477         $  (55,180)
                                                     =========         =========          ============         ==========










              The accompanying notes are an integral part of these
                             financial statements.




                                   SHAFT, INC.
                             STATEMENT OF CASH FLOWS
 For the Nine Months Ended September 30, 2000 and the Years Ended December 31, 1999,
 and 1998, and the period March 9, 1990 (date of inception) to September 30, 2000

-------------------------------------------------------------------------------------------------------------------


                                                           (Unaudited)                                            Period
                                                            Sept  30,       Dec 31,           Dec 31,           Mar 9, 1990
                                                               2000           1999            1998            to Sept  30, 2000
                                                             -------        --------        --------          -----------------

CASH FLOWS FROM
   OPERATING ACTIVITIES

   Net loss                                                $   (18,755)    $     -         $     -             $  (55,180)

   Adjustments to reconcile net loss to
       net cash provided by operating                             -              -               -                    -
       activities

          Capital stock issued for services and expenses        10,000           -               -                 18,000


          Net Cash From (Used) in Operations                   ( 8,755)          -               -                (37,180)
                                                           -----------     ---------       ----------          ----------

CASH FLOWS FROM INVESTING
   ACTIVITIES
                                                                 -                -              -                   -
                                                           -----------     ---------       ----------          ----------

CASH FLOWS FROM FINANCING
   ACTIVITIES

   Proceeds from issuance of common
       stock                                                     8,755           -               -                 37,180
                                                           -----------     ---------       ----------

   Net Increase (Decrease)  in Cash                               -              -               -                    -


   Cash at Beginning of Period                                    -              -               -                    -
                                                           -----------     ---------       ----------          ----------

   Cash at End of Period                                   $      -        $     -         $     -             $      -
                                                           ===========     =========       ==========          ==========



NONCASH FLOWS FROM OPERATING ACTIVITIES

    Issuance of 160,000 shares for services - 1991                      $  8,000
                                                                          ------
    Issuance of 200,000 shares for expenses - 2000                        10,000
                                                                          ------




              The accompanying notes are an integral part of these
                             financial statements.

                                   SHAFT, INC.
                          NOTES TO FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


1.     ORGANIZATION

The Company was incorporated under the laws of the state of Nevada on March 9, 1990 with authorized common stock of 2,500 shares with no par value with the name "Buckaroom Inc." and on July 21, 2000 the authorized common stock was increased to 100,000,000 shares with a par value of $0.001 with a name change to "Shaft, Inc." On July 21, 2000 the Company completed a forward stock split of two hundred shares for each outstanding share.

This report has been prepared showing after stock split shares with a par value of $0.001 from inception.

The Company has been in the business of the development of mineral deposits. During 1991 all activities were abandoned and the Company has remained inactive since that time.

The Company is in the development stage.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Methods
------------------

The Company recognizes income and expenses based on the accrual method of accounting.

Dividend Policy
---------------

The Company has not yet adopted a policy regarding payment of dividends.

Income Taxes
------------

On September 30, 2000, the Company had a net operating loss carry forward of $55,180. The tax benefit from the loss carry forward has been fully offset by a valuation reserve because the use of the future tax benefit is undeterminable since the Company has no operations. The loss carryover expires in the years from 2007 through 2021.

Estimates and Assumptions
-------------------------

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of the assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

Earnings (Loss) Per Share
-------------------------

Earnings (loss) per share amounts are computed based on the weighted average number of shares actually outstanding, after the stock splits.

                                   SHAFT, INC.
                    NOTES TO FINANCIAL STATEMENTS - continued

--------------------------------------------------------------------------------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income
--------------------

The Company adopted Statement of Financial Accounting Standards No. 130. The adoption of this standard had no impact on the total stockholder's equity.

Recent Accounting Pronouncements
--------------------------------

The Company does not expect that the adoption of other recent accounting pronouncements will have a material impact on its financial statements.

Financial Instruments
---------------------

The carrying amounts of financial instruments is considered by management to be their estimated fair values.

3.  RELATED PARTY TRANSACTIONS

Related parties have acquired 41% of the common stock issued by the Company.

4.  GOING CONCERN

The Company intends to acquire interests in various business opportunities which, in the opinion of management, will provide a profit to the Company, however there is insufficient working capital for any future planned activity.

Continuation of the Company as a going concern is dependent upon obtaining additional working capital and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term debt which will enable the Company to conduct operations for the coming year.

PART III



                                  EXHIBIT INDEX


                Exhibit
              Number         Description

              3(i)   Articles of Incorporation
              3(ii)  Bylaws

               4 Instruments defining rights of security holders, including indentures.

                      None.

               9      Voting Trust Agreement

                      None

               10     Material Contracts

                      None

               16     Letter re Change in Certifying Accountant

                      None

               21     Subsidiaries of the Registrant

                      None

               27     Financial Data Schedule

SIGNATURES

         Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                     SHAFT, INC.
                                                     (Registrant)

                                               By: s/ David Williams
                                                --------------------------------
                                                   David Williams
                                                   President and Director

Dated: 17th day of October 2000.

         Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 17th day of October, 2000.


 s/ David Williams
--------------------------------------
David Williams
Director and Chief Executive Officer



s/ Christina Williams
--------------------------------------
Christina Williams
Director and Treasurer